SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

SECU[illegible] SION

10026805

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 MARKET STREET
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MILLER 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

TWO COMMERCE SQUARE (Address) 2001 MARKET STREET (City) PHILADELPHIA, PA. (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/8

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ANTHONY MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JANNEY MONTGOMERY SCOTT LLC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHARINE M. MATCHETT, Notary Public
City of Philadelphia, Phila.County
My Commission Expires June 6, 2011

Catharine M Matchett
Notary Public

Signature

Senior Vice President, Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Statement of Financial Condition

For the year ended December 31, 2009

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2010

Janney Montgomery Scott LLC

Statement of Financial Condition

December 31, 2009

Assets:		
Cash	$	13,478,886
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		1,488,331,374
Securities failed to deliver		6,819,579
Clearing organizations		10,657,910
Receivable from customers (net of $659,649 allowance for doubtful accounts)		304,892,063
Receivable from non-customer		65,167
Securities owned, at fair value		94,364,987
Investments in partnerships and affiliates		1,574,315
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $72,589,057)		15,731,932
Intangible assets (net of accumulated amortization of $6,148,750)		2,551,250
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		61,713,257
Employee loans and advances (net of $934,001 allowance for doubtful accounts)		153,917,892
Net deferred tax asset		17,344,742
Mutual fund commission receivable		5,181,626
Other assets		24,331,791
Total assets	$	2,250,558,347
Liabilities and Member's Equity:		
Short-term bank loans	$	85,961,145
Payable to brokers, dealers and clearing organizations:		
Securities loaned		1,538,515,368
Clearing organizations		2,487,917
Securities failed to receive		5,588,628
Payable to customers		147,970,692
Securities sold, not yet purchased, at fair value		9,143,830
Accrued compensation		88,329,291
Accounts payable and accrued liabilities		39,095,953
Total liabilities	$	1,917,092,824
Liabilities subordinated to the claims of general creditors	$	60,000,000
Member's equity		273,465,523
Total liabilities and Member's equity	$	2,251,480,947

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Industry Protection Corporation ("SIPC").

The Company has various wholly-owned subsidiaries, which are not consolidated, that were created in order to conduct business is certain states, the results of which are immaterial to the Company's operations.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

The FASB established the Accounting Standards Codification ("ASC") on July 1, 2009, which will serve as the single source of authoritative non-governmental generally accepted accounting principles, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related accounting literature. Generally Accepted Accounting Principles "GAAP" was not changed as a result of the FASB's codification project, but the codification project changes the way the guidance is organized and presented in the Company's notes to the statement of financial condition. ASC 105 *"Accounting Standards Codification"* is effective for annual reporting periods ending after September 15, 2009 and all future references to authoritative accounting literature will be referenced in accordance with the Codification.

Cash Equivalents

Cash and cash equivalents include deposits held at certain financial institutions, which are available for the Company's use with no restrictions.

Securities Transactions

Proprietary and customer transactions in securities and listed options, including the related revenues and expenses, are recorded on a trade-date basis.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Securities owned and securities sold but not yet purchased are valued at quoted market prices except for certain fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair market value. Firm inventory positions are held for resale to customers and are not typically held for more than thirty days.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the offering date, related sales commissions on trade date, and advisory fees when earned.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with ASC 820, *"Fair Value Measurement and Disclosures"*. ASC 820 applies to all financial instruments included in "Securities owned, at fair value", "Investment in partnerships and affiliates", and "Securities sold, not yet purchased" on the Statement of Financial Condition.

ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations, and equity securities.

2. Summary of Significant Accounting Policies (continued)

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, limited partnership investments, and certain equity securities not actively traded.

Valuation Techniques

Equity Securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Any equity security not actively traded that is priced based on similar assets traded in active markets is given a Level 2 rating. Any equity security not actively traded and valued with unobservable inputs is classified as Level 3.

Corporate Obligations – Corporate obligations are not actively traded on major exchanges and are valued using market data for similar instruments, and thus are considered Level 2. Several preferred corporate obligations are held in the form of auction rate securities and are classified as Level 3.

Government Obligations – The fair value of government obligations are generally based on quoted prices in active markets and are classified as Level 1. If quoted prices are not available, the fair value is based on observable market data and is therefore classified as Level 2 securities.

Municipal Obligations – Municipal Obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the validation to management's observations of those inputs in the market.

Limited Partnerships – Fair value of investments in the partnerships is based on unobservable market inputs based on discussions with the partnership's management and has little if any market activity. Limited partnership investments are categorized as Level 3 securities.

2. Summary of Significant Accounting Policies (continued)

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. During the year, as a result of the low interest rate market, the Company allowed financial consultants to refinance existing loans at extended terms. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Employee loans of $153,917,892 are net of reserve for bad debt of $934,001 and the accrued bonuses of $11,125,489 are reflected in accrued compensation on the statement of financial condition.

Taxes

For federal tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *"Income Taxes"*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a consolidated entity, has limited state income tax liability. The Company is subject to the Pennsylvania State Franchise Tax, which it pays directly to the State of Pennsylvania.

Investments in Partnerships and Affiliates

This includes the Company's investments in limited partnerships and limited liability companies which, in accordance with ASC 810, *"Consolidation Topic"*, do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material variable interest but is not the primary beneficiary under ASC 810. The LPs were organized in February 2000 and March 2006 for the purpose of investing in start-up entities with the goal of capital appreciation.

2. Summary of Significant Accounting Policies (continued)

These investments are valued based on the prior quarter-end portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the fourth quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2009. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had a ready market for these underlying securities existed, and the differences could be material.

The Company will adopt further accounting changes described in ASC 810, as of January 1, 2010. The changes to ASC 810, effective as of January 1, 2010, eliminate the quantitative approach previously applied to assessing the consolidation of a variable interest entity and require ongoing reassessments for consolidation. Management believes the impact of the changes to be immaterial to the operations of the Company.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Amortization on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over two to seven years. As of December 31, 2009 furniture and equipment and leasehold improvements are $67,739,488 and $20,581,501 respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $58,934,139 and $13,654,918, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 to these financial statements for a further discussion regarding the Company's policies regarding this hierarchy.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Assets				
Securities Owned at Fair Value				
Equities & Options	$ 410,550	$ -	$ 460,385	$ 870,935
Preferred Stock	-	12,706,531	-	12,706,531
Auction Rate Securities	-	-	3,582,950	3,582,950
Corporate Bonds	-	10,310,687	1,329	10,312,016
Municipal Bonds	-	62,028,228	5,833	62,034,061
Treasury & Governments	4,858,494	-	-	4,858,494
Total Securities Owned at Fair Value	5,269,044	85,045,446	4,050,497	94,364,987
Investments in Subsidiaries and Partnerships				
Limited Partnership Investments	-	-	1,574,315	1,574,315
Total Investments in Subsidiaries and Partnerships	-	-	1,574,315	1,574,315
Total Assets Measured at Fair Value	**$ 5,269,044**	**$ 85,045,446**	**$ 5,624,812**	**$ 95,939,302**

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Liabilities				
Securities sold but not yet purchased:				
Equities & Options	$ (269,482)	$ -	$ -	$ (269,482)
Preferred Stock	-	(268,514)	-	(268,514)
Corporate Bonds	-	(6,253,163)	-	(6,253,163)
Municipal Bonds	-	(80,044)	-	(80,044)
Treasury & Governments	(2,272,627)	-	-	(2,272,627)
Total Securities Owned at Fair Value	**$ (2,542,109)**	**$ (6,601,721)**	**$ -**	**$ (9,143,830)**

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs as of December 31, 2009:

	Securities Owned at Market Value	Investments in Subsidiaries and Partnerships	Totals
Balance, beginning of period	$ 4,081,716	$ 5,115,844	$ 9,197,560
Unrealized gains (losses)	17,258	(656,335)	(639,077)
Realized gains (losses)	76,533	-	76,534
Purchases, issuances, and settlements	(125,010)	(2,885,194)	(3,010,205)
Transfers in to level 3	-	-	-
Balance at December 31, 2009	$ 4,050,497	$ 1,574,315	$ 5,624,812

4. Short-term Bank Loans

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to fully collateralize these loans. At December 31, 2009, these banks extended short-term bank loans in the amount of $49,200,000 which were collateralized by customer-owned securities valued at approximately $15,051,738, Company owned securities valued at $27,615,644, and the Company's COLI asset valued at $61,713,257. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2009, the weighted-average interest rate on these borrowings was approximately 0.91%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $36,761,145 are not collateralized.

5. Subordinated Notes Payable

The subordinated note payable (the "Note") is subordinated to the claims of general creditors and consisted of a revolving note issued pursuant to a cash subordination agreement in the amount of $65,000,000, which is due to Penn Mutual on March 13, 2029. Interest is paid quarterly at a fixed rate of 10%, which management believes approximates fair value. The Note may only be repaid upon the Company's continued compliance with its minimum net capital requirements. During the year the Company borrowed $60,000,000 against the Note. The Note was approved by FINRA and amounts borrowed against the Note are available in computing net capital under the Securities & Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2009, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company has accrued $5,484,205 at December 31, 2009, for the fourth quarter distribution payable to the Member, which is included in accounts payable and accrued liabilities in the statement of financial condition.

7. Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2009 relate to the following:

	2009
Deferred tax assets:	
Employee benefit liabilities	$13,959,299
Depreciation	1,008,769
Deferred rent	1,280,626
Partnership investment	1,281,641
Loss contingencies	2,069,830
Other	612,946
Total deferred tax asset	$20,213,111
Deferred tax liabilities:	
Unrealized investment gain	(1,852,939)
Parker/Hunter intangible	(1,015,430)
Total deferred tax liability	(2,868,369)
Net deferred tax asset	$17,344,742

The Company made tax reimbursements during the year of $5,637,000 to the Member.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	**$ 172,453**
Additions based on tax provisions related to the current year	-
Additions for tax positions in prior years	-
Reductions for tax positions in prior years	-
Settlements/Statue expiration	-
Balance at December 31, 2009	**$ 172,453**

Included in the balance at December 31, 2009, there are no tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

7. Taxes (continued)

The Company had $25,410 of interest accrued at December 31, 2009. No penalties were recognized or accrued. Therefore, the total unrecognized tax positions reserve as of December 31, 2009 is $197,863 and $183,438 as of December 31, 2008. The Company anticipates that total unrecognized tax benefits will significantly change in the next twelve months due to settlement of audits or statute expirations.

The Internal Revenue Service ("IRS") has completed their examination of the Company's income tax returns through the year 2007. Management believes that an adequate provision has been made for potential adjustments

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2009, the Company's net capital was $72,374,257 which was $65,053,797 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 19.77%.

9. Goodwill and Intangible Assets

ASC 350, *"Intangibles – Goodwill and Other"* provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill is analyzed at least annually for impairment. Management performed testing annual impairment testing as of December 31, 2009. Management's analysis did not indicate impairment of the goodwill asset. During the year ended December 31, 2009, no impairment charges were recognized.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2009, the Company has fully

9. Goodwill and Intangible Assets (continued)

amortized the intangible asset associated with the trade name and has recorded $5,848,750 in accumulated amortization associated with customer related intangibles.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years is as follows:

2010	$ 668,000
2011	479,000
2012	374,000
2013	290,000
2014	206,000
2015 and thereafter	534,250
	$ 2,551,250

10. Commitments and Contingencies

At December 31, 2009, the Company's future minimum rental commitments on the leases for its main office and 105 branch offices under noncancelable operating leases were as follows:

2010	$ 16,514,295
2011	15,080,104
2012	11,518,083
2013	6,980,674
2014	5,417,098
2015 and thereafter	10,645,135
	$ 66,155,389

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *"Contingencies"*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements.

10. Commitments and Contingencies (continued)

The Company was given an opportunity by the SEC to provide information on why an enforcement action against the Company for a potential SEC rule violation is not appropriate. If unsuccessful in this effort, the Company intends to vigorously defend its position; as such the Company has not accrued any reserve for loss contingencies associated with this matter.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2009, the Company has contributed $7,385,000 as an investment and is committed to an additional $2,115,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional capital up to its maximum commitment with no resulting investment value.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2009, such transactions settled with no material effect on the financial statements as of that date.

The Company has outstanding commitments to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2009, customer margin securities of $366,403,147 and stock borrowings of approximately $1,488,331,374 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $15,051,738 of these available securities as collateral for bank loans and $1,538,515,368 for stock loan agreements.

At December 31, 2009, the Company had utilized $77,377,681 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers. The Company will make a discretionary contribution into the plan of $1,775,000 in February 2010, based on 2009 results.

12. Employee Benefit Plans (continued)

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return. At December 31, 2009 Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $61,713,257.

13. Investment in Partnerships and Affiliates

During the course of 2009, the Company made contributions to various limited partnerships of $855,000 and received distributions from these limited partnerships of $3,740,194.

14. Subsequent Events

In accordance with ASC 855 *"Subsequent Events"*, we evaluate subsequent events that occurred after the balance sheet date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the date. The Company evaluated subsequent events through February 22, 2010. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the financial statements. However, the Company identified the following as a non-recognized subsequent events: The Company entered into a second subordinated loan agreement with Penn Mutual on January 15, 2010, for $50,000,000 and the Company borrowed $5,000,000 against this note on January 27, 2010 with a fixed rate of 10%. This second note was also approved by FINRA and amounts borrowed against the note are available in computing net capital under the Securities & Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

JANNEY MONTGOMERY SCOTT LLC

Statement of Financial Condition

December 31, 2009 with Report of Independent Auditors